

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Mr. David J. Paterson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

> **Re:** **Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 24, 2014**
> **File No. 333-193794**

Dear Mr. Paterson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We noticed that Evercore Group L.L.C.'s fairness opinion, rendered December 28, 2013, is based on the assumption that "the Exchange Offer Transactions would be consummated on terms not materially less favorable to Verso than those reflected in the projected financial data prepared by the management of Verso." Please disclose whether any material changes have occurred in the transaction terms referenced in this assumption and since the delivery of the opinion (or are anticipated to occur before the security holder meeting) such that the assumption and the related projections have been rendered invalid. In addition, advise us, with a view toward revised disclosure, whether or not any other assumptions upon which Evercore based its opinion are no longer valid. Please provide similar disclosure and/or analysis with respect to the Goldman Sachs opinion.

2. Please revise your disclosure to clarify whether the number of shares of Verso common stock to be issued to the NewPage shareholders as part of the merger consideration will

be based on the number of shares of Verso common stock outstanding after the conversion of the Verso Warrants to be issued to the holders of Old Second Lien Notes participating in the Second Lien Notes Exchange Offer.

3. We note that proposal 1 is seeking shareholder approval of the issuance of (a) shares of Verso common stock to the NewPage stockholders as part of the Merger Consideration pursuant to the Merger Agreement and (b) Verso Warrants to the holders of Old Second Lien Notes participating in the Second Lien Notes Exchange Offer and shares of Verso common stock issuable upon the mandatory conversion of such Verso Warrants immediately prior to the closing of the Merger and the issuance of shares of Verso common stock as part of the Merger Consideration. Please provide your analysis as to whether you are required to unbundle items (a) and (b) into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Joshua N. Korff